UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Dais Analytic Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

23302X104
(CUSIP Number)

Timothy N. Tangredi 11552 Prosperous Drive Odessa, FL 33556 727-375-8484(X205)	With copies to: Patricia K. Tangredi 11552 Prosperous Drive Odessa, FL33556

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

05/30/13
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23302X104

1	NAMES OF REPORTING PERSONS Timothy N. Tangredi Patricia K. Tangredi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Timothy N. Tangredi – USA Patricia K. Tangredi – USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,647,119 – Timothy N. Tangredi 3,463,358 – Patricia K. Tangredi (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,647,119 – Timothy N. Tangredi 3,463,358 – Patricia K. Tangredi (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Timothy N. Tangredi – 13,110,447 Patricia K. Tangredi – 13,110,447
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3 Timothy N. Tangredi – 19.1% Patricia K. Tangredi – 19.1% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on December 29, 2010 by Timothy N. Tangredi in connection with the common stock of Dais Analytic Corporation (the “Schedule 13D”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

On May 30, 2013, pursuant to its 2009 Long Term Incentive Plan (“2009 Plan”), Issuer granted Mr. Tangredi an option to purchase 3,000,000 shares of its common stock at an exercise price of $0.179 per share, the fair market value of Issuer’s common stock on the date of grant in accordance with the terms and conditions of the 2009 Plan, for a term of 10 years. All shares vest on the date of the grant. Mr. Tangredi serves on the Issuer’s Board and as its President and Chief Executive Officer.

On May 22, 2013, pursuant to its 2009 Plan, Issuer granted Ms. Tangredi an option to purchase 200,000 shares of its common stock at an exercise price of $0.151 per share, the fair market value of Issuer’s common stock on the date of grant in accordance with the terms and conditions of the 2009 Plan, for a term of 10 years. All shares vest on the date of the grant. Ms. Tangredi is employed by Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by adding the following:

On May 30, 2013, pursuant to its 2009 Plan, Issuer granted Mr. Tangredi an option to purchase 3,000,000 shares of its common stock at an exercise price of $0.179 per share, the fair market value of Issuer’s common stock on the date of grant in accordance with the terms and conditions of the 2009 Plan, for a term of 10 years. All shares vest on the date of the grant. Mr. Tangredi serves on the Issuer’s Board and as its President and Chief Executive Officer.

On May 22, 2013, pursuant to its 2009 Plan, Issuer granted Ms. Tangredi an option to purchase 200,000 shares of its common stock at an exercise price of $0.151 per share, the fair market value of Issuer’s common stock on the date of grant in accordance with the terms and conditions of the 2009 Plan, for a term of 10 years. All shares vest on the date of the grant.

On April 4, 2013, a five year warrant issued to Mr. Tangredi on April 4, 2008, pursuant to which he was given the right to purchase 3,000,000 shares of Issuer’s common stock at an exercise price of $0.36 per share, expired.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2013

/s/ Timothy N. Tangredi
TIMOTHY N. TANGREDI

/s/ Patricia K. Tangredi
PATRICIA K. TANGREDI

EXHIBIT INDEX

Number	Description

1.	Joint Filing Agreement dated as of December 28, 2010 (Incorporated by reference to Exhibit 1 included with the SC 13D as filed on December 29, 2010)

4.	2009 Long Term Incentive Plan (Incorporated by reference to exhibits included with the Definitive Proxy Statement Form DEF 14A as filed on October 9, 2009)